Exhibit 1.01

Conflict Minerals Report

in accord with Rule 13p-1 under the Securities Exchange Act of 1934, as amended

Introduction

This is the Conflict Minerals Report for Black Diamond, Inc. (NASDAQ: BDE) (the “Company,” “Black Diamond,” “we,” “us” or “our”), filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period from January 1, 2015 to December 31, 2015. The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are defined by the SEC as cassiterite, columbite-tantalite, wolframite (and their derivatives, which are limited to tin, tantalum and tungsten) and gold.

The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products (such minerals are referred to as “necessary conflict minerals”), excepting conflict minerals that, prior to January 31, 2013, were located “outside of the supply chain” (as defined in the Rule).

For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”). If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence as a method to conclude if the necessary conflict minerals contained in those products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries.

Products which do not contain necessary conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries are considered “DRC conflict free”. Numerous terms in this Form SD are defined in the Rule and the reader is referred to that source and to SEC Release No. 34-67716 issued by the SEC on August 22, 2012, for such definitions.

1. Company Overview

Black Diamond is a global leader in designing, manufacturing and marketing innovative active outdoor performance equipment and apparel for climbing, mountaineering, backpacking, skiing and a wide range of other year-round outdoor recreation activities. The Company’s principal brands, Black Diamond® and PIEPS™, are used in the active outdoor climbing, mountaineering, backpacking and skiing industries. Black Diamond is headquartered in Salt Lake City, Utah, and its products are sold in over 50 countries around the world.

2. Products Overview

Certain products that we manufacture or contract to manufacture contain tungsten (tungsten carbide is used in our ski pole tips and trekking pole tips), tin (solder used in the assembly of our headlamps and the JetForce avalanche airbag system and avalanche beacons), tantalum (used in capacitors in electrical circuit boards in headlamps) and gold (used in the assembly of the JetForce avalanche airbag system and avalanche beacons). We determined that during the 2015 calendar year, we manufactured and sub-contracted to manufacture products containing conflict minerals and that the use of these minerals is necessary to the functionality or production of these products.

3. Supply Chain Overview

Our supply chain is complex. There are multiple tiers between the Company and the mines which produce and supply the various conflict minerals used in our products. Accordingly, we rely on our direct suppliers to provide information on the origin of the conflict minerals contained in components which are included in our products. The methods we used to try to determine the origin of conflict minerals in our products included:

•	sending letters to our relevant suppliers and explaining the rule and its reporting requirements;

•	soliciting survey responses from relevant active suppliers of components of our products, using the standard Conflict Minerals Reporting Template designed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI);

•	soliciting responses similar to information provided in the Conflict Mineral Reporting Template from relevant suppliers of non-electronic components;

•	reviewing responses that we received from our suppliers and following up on inconsistent, incomplete and inaccurate responses; and

•	sending reminders to suppliers who did not respond to our requests for information.

4. Reasonable Country of Origin Inquiry (RCOI) and RCOI Conclusion

We conducted a comprehensive product review to identify suppliers using conflict minerals in, or in the manufacture of, any of our products and found that certain conflict minerals can be found in small amounts in some of our products and are necessary to the functionality or production of those products. Therefore, we are subject to the reporting obligations of Rule 13p-1.

We conducted a survey of our relevant active suppliers using a template developed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI), known as the Conflict Minerals Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in such company’s products, as well as supplier due diligence. This Template is being widely adopted by many companies in their due diligence processes related to conflict minerals.

During our 2015 review, we identified ten (10) suppliers who fell within the scope of our RCOI. We contacted these suppliers and provided them with the Template to facilitate their responses to us. Detailed records and metrics were kept on all incoming survey responses and all supplier communication. Throughout this process we were committed to properly assess the breadth of our supply chain and the year-over-year improvements in the completeness and validity of the smelter or refiner data submitted.

We received responses back from eight (8) suppliers, and of these responses we were able to conclude that the conflict minerals used by two (2) of these suppliers did not originate from a Covered Country. Six (6) of the responses from these suppliers were inadequate to reasonably demonstrate that the country of origin of the conflict minerals was not a Covered Country. Two (2) suppliers which were within our RCOI did not respond to our requests for information. All suppliers who did not respond or did not provide adequate information in their respective responses are being tracked and further engaged for providing an acceptable response to our internal conflict minerals management team.

Due to the breadth and complexity of our products and supply chain, it will take time for many of our suppliers to verify the origin of all of the conflict minerals, and they may not succeed in determining the origin of all or any such conflict minerals.

Despite having conducted a good faith RCOI and due diligence process and based on the responses we received, we do not currently have sufficient information from our suppliers or other sources to (i) determine the country of origin of all of the conflict minerals used in each of our products or (ii) identify the facilities used to process those conflict minerals. Therefore, we cannot exclude the possibility that some of these conflict minerals (i) may have originated in a Covered Country and directly or indirectly financed or benefited armed groups, or (ii) were not derived from recycled or scrap sources.

Using our supply chain due diligence processes and various improvements we have made and further planned engagement, we hope to further develop transparency into our supply chain.

5. Conflict Minerals Status Analysis and Conflict Status Conclusion

We have concluded that, based on our RCOI and related due diligence, we do not have sufficient information to make a determination as to the status of the conflict minerals we use in the manufacture and production of our products.

6. Due Diligence Program

6.1. Conflict Minerals Policy

Our policy with respect to the sourcing of conflict minerals can be found at www.blackdiamond-inc.com, under the heading “Our Brands”. The content of any website referred to in this report is included for general information only and is not incorporated by reference in this report.

6.2. Due Diligence Process

6.2.1. Design of Our Due Diligence and Description of the Due Diligence Process

Our due diligence processes and efforts have been developed in conjunction with the second edition of the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. We designed our due diligence processes to conform in all material respects with these OECD guidelines.

Our conflict minerals due diligence processes include: the development of a Conflict Minerals Policy, establishment of governance structures with cross functional team members and senior executives, and communication with suppliers. We took measures to ensure that the findings of our supply chain risk assessment are reported by our internal conflicts minerals management team to designated members of our senior management, including our Chief Operating Officer and Chief Financial Officer. Black Diamond’s internal conflict minerals management team, which includes members across our company’s departments, including manufacturing, compliance and finance departments, oversees Black Diamond’s conflict minerals compliance activities and reports directly to our Director of Engineering who oversees our conflict minerals due diligence processes.

6.2.2. Record Maintenance

We have established our due diligence compliance process and a documentation and record maintenance procedure to ensure the retention of relevant documentation.

6.3. Steps to Be Taken to Mitigate Risk and Maturing Due Diligence Program

As we continue to develop our due diligence program, we intend to enhance our supplier communications and to improve our due diligence data accuracy in order to mitigate the risk that the necessary conflict minerals contained in our products could benefit armed groups in the Covered Countries (see Item 9 below).

7. Identify and Assess Risk in the Supply Chain

Because of our size, the breadth and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify any conflict minerals utilized from our direct suppliers. As a downstream purchaser of conflict minerals, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals. Our due diligence processes are based on the necessity of seeking data from our direct suppliers who in turn seek similar information within their own supply chains to identify the original sources of the necessary conflict minerals. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

8. Audit of Supply Chain Due Diligence

We do not have a direct relationship with any of the smelters and refiners of the conflict minerals used in our products, nor do we perform direct audits of the other entities in our supply chain. However, we do rely upon industry efforts to influence smelters and refineries to participate in the EICC/GeSI Conflict-Free Smelter Program.

9. Continuous Improvement Efforts to Mitigate Risk

We intend to undertake the following next steps to continue to improve our due diligence process and to gather additional information which will assist us to determine whether the conflict minerals we utilize benefit armed groups contributing to human rights violations:

•	continue to conduct and report annually on supply chain due diligence for the applicable conflict minerals;

•	improvements in our supplier communication processes, including maintaining supplier evaluations on an individual company-by-company basis, which will govern our communication and next steps, including escalation based on non and incomplete responses;

•	continue to monitor supplier performance to requested action plans and implement an escalation process for underperforming or unresponsive suppliers;

•	examine the possibility of establishing new terms and conditions in supplier contracts that stipulate responses to conflict mineral related inquires; and

•	comparing the smelters and refiners identified in the supply chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the Electronic Industry Citizenship Coalition / Global e-Sustainability Initiative (EICC/GeSI) Conflict Free Smelter Program.